For Period Ending 12/31/00
File No. 811-2224

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Growth Equity Fund (Series 7)

On November 3, 2000, Registrant purchased 1925 shares issued by Optical Communications Products, Inc. at a price of $11 per share, amounting to a $21,175 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. SBC Warburg Inc. was the broker from whom the Fund purchased shares.

On October 4, 2000, Registrant purchased 1150 shares issued by Oplink Communications Inc. at a price of $18 per share, amounting to a $20,700 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. Robertson Stephens, Inc. was the broker from whom the Fund purchased shares.